SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q18 Results

Copel records EBITDA of R$757 million in the fourth quarter

CPLE3 | R$29.80	ELP | US$ 7.83	Market value | R$8.2 bi
CPLE6 | R$30.55	XCOP | € 7.15	* Quotes 12.31.2018

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	10
2.1 Operating Revenues	10
2.2 Operating Costs and Expenses	11
2.3 Equity in the Earnings of Subsidiaries
2.4 EBITDA	14
2.5 Financial Result	15
2.6 Consolidated Net Income
2.7 Consolidated Income Statement	17
3. Main Account and Changes Balance Sheet
3.1 Main Accounts	18
3.2 Balance Sheet – Assets
3.3 Debt
3.4 Balance Sheet – Liabilities	25
4. Performance of the Main Companies
4.1 Copel Geração e Transmissão	26
4.2 Copel Distribuição
4.3 Copel Telecomunicações	29
4.4 Accounting Information	31
5. Investment Program	32
6. Power Market and Tariffs	33
6.1 Captive Market – Copel Distribuição	33
6.2 Grid Market (TUSD	33
6.3 Electricity Sales	34
6.4 Total Energy Sold	34
6.5 Energy Flow	36
6.6 Tariffs	39
7. Capital Market	41
7.1 Capital Stock	41
7.2 Stock Performance	42
7.3 Dividends and Interest on Own Capital	43
8. Operating Performance	44
8.1 Power Generation	44
8.2 Transmission	51
8.3 Distribution	53
8.4 Telecommunications	55
8.5 Equity Interests	56
8.6 New Projects	56
9. Other Information	59
9.1 Human Resources	59
9.2 Main Operational Indicators	60
9.3 Conference Call 4Q18 Results	61
Exhibit I – Consolidated Cash Flow Statement	62
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	63
Exhibit III – Financial Statements by Company	66
Balance Sheet by Company	66

1. Main Events in the Period

Copel recorded EBITDA of R$756.6 million in 4Q18, 45.0% higher than the R$521.7 million recorded in 4Q17. The result was mainly impacted by (i) the improvement in hydrological conditions in the last quarter of 2018 vs. 2017, the average GSF was 81.9% (vs. 69.3% in 4Q17) and the average PLD was R$158.24/MWh (vs. R$398.09/MWh in 4Q17); (ii) the decreased provisions and reversals (R$35.2 million provisioned in 4Q18 vs. R$268.4 million in 4Q17), mainly due to the reversal of civil and administrative lawsuits totaling R$80.7 million and to the 29.2% decrease in the provision for labor lawsuits; and (iii) a 6.1% increase in the volume of energy sold to final consumers, which increased the revenues from “electricity sales to final customers”.

EBITDA in 4Q18, adjusted for items considered non-recurring, reached R$692.7 million, an increase of 0.6% compared to 4Q17 (R$688.2 million ). More details in item 2.

Termination Incentive Programs (PDI)

The Company’s termination term ended on December 31, 2018 for employees who accepted the Termination Incentive Program (PDI), in effect from October 2013 until March 31, 2018. All employees working for at least 20 years at Copel and who were at least 55 years old were eligible to the Program. The financial compensation concerning the severance fines on the termination of the employment agreement and the early discharge on possible differences in labor sums together corresponded to 20 monthly wages .

In the last 2years, 811 employees accepted the PDI, 563 in 2018 alone, with 373 from Copel Distribuição, 154 from Copel GeT, 30 from Copel Telecom, 3 from Copel Comercialização and 3 from Copel Holding. The total indemnities for PDI totaled R$102.6 million in 2018 and the Company expects to reduce its annual cost by R$152.6 million.

Operational Startup – HPP  Colíder

On March 9, 2019, the first generating unit of the Colíder Hydroelectric Power Plant (UG1, with 100 MW of installed capacity) started operating. Located on Rio Teles Pires, on the border of the cities of Nova Canaã do Norte and Itaúba, in the northern region of the state of Mato Grosso, the HPP has three machines with a total installed capacity of 300 MW and a assured power of 178.1 MWh, enough to provide electricity to around 1 million inhabitants. More details in item 8.1.3

Operational Startup – HPP Baixo Iguaçu

On February 8, 2019, the first generating unit (machine 2 of 116.7 MW of installed capacity) of Baixo Iguaçu Hydroelectric Power Plant started operating. The HPP is located in the southwest region of the state of Paraná, at Rio Iguaçu, between the cities of Capanema and Capitão Leônidas Marques. Copel Geração e Transmissão S.A. has a 30% interest in the project, through the Joint Venture Baixo Iguaçu - CEBI. More details in item 8.1.

Performance of Copel Distribuição in 2018

In 2018 Copel Distribuição's EBITDA reached R$799.5 million, an amount 39.5% higher than the R$573.1 million registered in 2017. This result reflects, in particular, the growth of the distributor's market, the average readjustment of 15.99% applied to the tariffs as of June 24, 2018 and control of the costs with PMSO (personnel and administrators, pension plans and assistance, material, third party services, provisions and reversals and others), which grew below of the regulatory (2.6% vs 6.4%, respectively).

Compared to the regulatory EBITDA (R$1.0 billion), the performance reported in 2018 was 23.4% lower, despite the significant improvement, as shown in the chart below. More details in item 4.2.

Dividends and Interest on Equity

On December 12, 2018, Copel’s Board of Directors of decided to advance the interest on Capital - IOC, in the amount of R$280.0 million, thus replacing the 2018 dividends, to shareholders with a position on December 27, 2018, in accordance with Law No. 9249/95. The distributed proceeds, as well as the payment date, will be ratified at the Annual Shareholder’s Meeting, which will analyze the Management Report, Balance Sheet and other Financial Statements for the year 2018.

In addition to the IOC portion, a distribution of R$98.5 million in the form of dividends will be proposed at the Annual Shareholder’s Meeting (ASM), totaling R$378.5 million, representing R$1.32 per common share, R$2.89 per PNA share and R$1.45 per PNB share.

2019 Investment Program

In 2019, Copel intends to invest R$2.0 billion in investments, a 22.4% reduction in relation to 2018. The distribution segment, with planned investments in the amount of R$836.0 million for the execution of works to improve, modernize, expand and reinforce the electric power distribution system in of the state of Paraná. Generation and transmission projects will receive R$854.0 million, which will be allocated, basically, to the completion of works in progress. More details in item 5.

Copel remains in the portfolio of ISE – B3

Copel remains part of the exclusive portfolio of the Corporate Sustainability Index (ISE) of B3 - Brazilian Stock Exchange - which runs from January 7, 2019 to January 3, 2020. ISE is a reference for investors who evaluate the business activities from the perspective of sustainable development, considering aspects such as fairness, transparency and accountability, product’s nature, and business performance in the economic, financial, social and environmental aspects, as well as those related to climate change. The new portfolio comprises 34 shares, from 29 companies. In addition, it represents 13 sectors and amounts to R$1.6 trillion in market value. This amount is equivalent to 41.76% of the total value of companies with shares traded on B3.

New CEO of Copel Holding

Mr. Daniel Pimentel Slaviero is the new CEO of Copel. He has a bachelor’s degree in Business Management from Universidade Positivo (UP) and has specialization degrees in business management from Harvard Business School and Kellogg School of Management. He was an executive officer of SBT TV network between 2017 and 2018 and chairman, for four consecutive terms, of the Brazilian Association of Radio and Television (ABERT) between 2006 and 2016. At the International Broadcasting Association (AIR), which represents 17,000 radio and television broadcasters in the Americas, Asia and Europe, he worked as VP for South America between 2005 and 2011 and as member of the entity’s board from 2013 to 2018.

Copel Distribuição - New CEO

Mr. Maximiliano Andres Orfali is the new Copel Distribuição’s CEO. He is a career employee of Copel, with a degree in Electrical Engineering from Universidade Federal de Santa Catarina (UFSC), specialist in Electrical Energy Systems (UFSC) and Technical Management of Concessionaires (UFPR), as well as an MBA in

Business Management and Advanced Management of Business Finance. With 24 years of work experience, mainly at Copel Distribuição, he held several management positions and worked as CEO of this subsidiary between 2017 and 2018.

Copel Comercialização - New CEO

Mr. Franklin Kelly Miguel is the new Copel Comercialização’s CEO. He has a degree in Electrical Engineering from Universidade Federal de Santa Catarina (UFSC) and a degree in Law from Faculdades Dom Bosco. He has a graduate degree in Marketing, Operation and Planning of the Electric Power Industry from Universidade Federal do Paraná (UFPR), an Executive MBA in Energy (FGV), a Master’s Degree in Electrical

Engineering (UFSC) and a PhD in Electrical Engineering from Universidade de São Paulo (USP). Mr. Franklin is a professor at FGV since 2011 in the area of regulation, marketing and tariffs in the electric energy segment. Copel’s career employee since 1998, he worked as CEO of Copel Comercialização between 2016 and 2017, and also worked in the Company as an engineer, department manager, superintendent and presidential advisor.

Copel Telecomunicações – New CEO

Mr. Wendell Alexandre Paes de Andrade de Oliveira is the new Copel Telecomunicações’ CEO. He has Bachelor’s degree in Electric Engineering from Centro Federal de Educação Tecnológica do Paraná - CEFET-PR (1997); and an Executive MBA in Marketing - ESPM from EADA Business School, in Barcelona (2007-2008). He is currently Chief Executive Officer at Copel Telecomunicações S.A. Previously he acted as the Member of the Board of Directors of Romagnole S.A. (2016-2018); Member of the Board of Directors of LNG Holding S.A. (2014); Managing Partner of WTBR Consultoria (2014); President and CEO at Rexel do Brasil (2014); President and CEO of the GE Power Conversion for Latin America at GE Power Conversion (2012-2014); Member of the Board of Associação da Indústria da Cogeração de Energia - COGEN (2011-2014); Vice President of the Project Sector and Heavy Equipment Committee at ABIMAQ - CSPEP (2011-2013); Executive Director of Business for Latin America at GE Energy (2011-2012); Business Unit Director - Drive Technologies at Siemens (2009-2011); General Manager of Business Area - Drive Technologies at Siemens (2006-2009); General Sales Manager at Siemens (2004-2006); and Regional Sales Manager at Siemens (2002-2004).

Copel Geração – New CEO

Mr. Moacir Carlos Bertol is the new Copel Geração’s CEO. He has Bachelor’s degree in Electric Engineering from the Catholic University of Rio Grande do Sul - PUC-RS (1978). Current position: Chief Executive Officer at Copel Geração e Transmissão S.A. and Executive Secretary of the Board of Directors of Copel Geração e

Transmissão S.A., elected at the 132nd Board of Directors Extraordinary Meeting, held on February 18, 2019, for the 2018-2019 term of office; Member of the Board of Directors of Belo Monte Hydroelectric Power Plant (2012-current). Professional background: Deputy Secretary of Planning and Energy Development of the Ministry of Mines and Energy (2011-2018); Former Eletrobrás-Eletrosul officer, having worked as an engineer, a coordinator and a division manager in the areas of operation and maintenance of electric energy generation and transmission companies (1979 - 2017); within the Copel - Eletrosul Consortium was the chief responsible for the implementation of transmission systems of exclusive use, electromechanical equipment supplies and of a digital safety system controller for Mauá hydropower plant (2007-2011).

New Business Development Officer

Mr. Cassio Santana da Silva is the new Director of Business Development at Copel. He graduated in Business Administration from the Federal University of Paraná - UFPR and holds an Executive MBA in Marketing from the Getúlio Vargas Foundation in Rio de Janeiro. Mr. Cassio was Manager of the Northeast Business Division at Telefônica Brasil SA from 2014 to 2019, Marketing and Commercial Marketing Manager at Kimberly Clark from 2011 to 2013, Manager of Marketing and Commercial Marketing of the Northeast region of the Danone Group in the years of 2009 to 2011. He also held positions as National Manager of Commercial Marketing at Grupo Danone, Commercial Marketing Manager at Phillip Morris, Regional Sales Manager at AmBev in the Dominican Republic and Commercial Marketing Manager at AmBev.

Legal and Institutional Relations Officer – New Chief

Mr. Eduardo Vieira de Souza Barbosa´s the new Chief Legal and Institutional Officer. He has Bachelor’s degree in Law from Universidade Tuiuti do Paraná – UTP; Specialization degree in Constitutional Law from Academia Brasileira de Direito Constitucional – ABDConst. He was Professor of Corporative Law at Pontifícia Universidade Católica do Paraná - PUC/PR (2018); Vice president of the Câmara de Arbitragem, Mediação e Conciliação Societária do Brasil - Cambra (2017-2018); Chief Legal Officer of the Conselho de Jovens Empresários - CJE (2011-2016) and Member of the Political Council (2013-2016) of the Paraná Commercial Association. He was also a Strategic Consultant and Advisor to the Legal Directorate (2015) of the Paraná Sanitation Company - Sanepar, elected Member of the College of Members, Board Member, Member of the Auctions Procedure Committee (2015-2018) and Chief Prosecutor (2011- 2015) of the Parana Commercial Board - Jucepar. He was a Professor at the Center for Studies in Public Administration - Ceap, Member of 7

the Board of Directors of the Institute of Electoral Law - Iprade, Member of the Electoral Law Commission of OAB / PR, Founding partner of Vieira Barbosa & Carneiro - Lawyers and Legal Consultant and Judge.

Highlight in Governance at B3

On December 21, 2018, Copel was included by B3 in the Program of Highlight in Governance of State-Owned Companies and was the first state to be so. The program was launched in 2017 to encourage the adoption of good governance practices by state-owned companies, such as transparency in information provided, safety of internal controls, clear rules for the management’s structure and compliance with the strict state and anticorruption law, among others.

Adopting the State Program of Highlight in Governance is voluntary and, to obtain the certification, state-owned companies must, when joining the program, implement mandatory or optional corporate governance measures, as set forth in the program.

The Company complied with all required mandatory measures and obtained 58 of the total 60 points of the optional measures. Copel will have three years to implement the missing governance measures, namely, electing members and disclosing the minutes of the Appointment and Evaluation Committee.

Copel launches Brazil’s most modern operations and services center

On November 29, 2018, Copel inaugurated Smart Copel, a new integrated center for operations and consumer services. With nearly 3,000 square meters of built area, the unit brings together the entire operation of the Company, currently in five regions of the State, and uses the most advanced technology to meet the future of the electric system, such as smart grids and storage systems and distributed generation. The new center is another measure in the search for operational improvement.

Copel has the best accounting balance of the electric energy segment

Copel had its consolidated balance sheet for 2017, published by Copel Holding in 2018, recognized as the best in the Brazilian electric energy segment. The awards took place during the 34th Meeting of Accountants of the Electric Energy Segment - Enconsel. The award results from analysis, score and classification prepared independently by Federal University of Rio de Janeiro [Universidade Federal do Rio de Janeiro]. At the occasion, the financial statements of Copel Geração e Transmissão were also awarded.

Copel Distribuição Elected Brazil’s Best Distributor in the Opinion of Consumers

For the second consecutive year, Copel Distribuição was elected the best distributor of the country and of the South region in the customer’s opinion, according to Aneel’s Consumer Satisfaction Index (IASC), on

February 25, 2019. Aneel’s index is measured through an opinion poll with consumers all over Brazil and unveils the consumer’s satisfaction with the services provided based on several criteria, such as the quality perceived by the client, the benefit-cost ratio of services, overall satisfaction and trust in the supplier.

Copel among the three best distributors in Latin America

Copel won the award of the third best energy distributor in Latin America and the Caribbean. The announcement was made on November 15, 2018, in Buenos Aires, during the meeting of executives of the industry in the continent, promoted by the Regional Commission of Energy Integration (CIER), which annually grants the awards. CIER Award has been held since 2003 and uses the same methodology as the Brazilian Association of Energy Distributors (Abradee), which recognized Copel in 2017 as the best distributor in Brazil in the evaluation of the client, and in 2018 as the concessionaire with the best quality of management. In the last eight years, Copel was considered the best in Latin America in five opportunities.

Copel is the best distributor among Large-Size Clients

Copel achieved, for the third consecutive time, the first place among distributors in the survey of Satisfaction of Large-Size Clients promoted by the Brazilian Association of Electric Energy Distributors (ABRADEE). The result was announced at the Best Practices Seminar, on January 23, 2019.

Copel wins highlight as Best Management in the Country

Copel Distribuição was among the four companies highlighted by the organizations nominated by the National Quality Foundation (FNQ) as The Best in Management. For the second consecutive year, Copel was the only company in the electric energy segment to receive this title. Copel Telecom was also among success stories, receiving one of the recognition positions. The award, held on February 26, 2019, in São Paulo, grants the title of Best Management to Brazilian companies that stand out for their excellence in management practices, considered world-class level, i.e., they are among the companies with leadership precepts that work as a mirror to the world.

Copel is the largest company in Paraná

On November 20, 2018, Copel received in Porto Alegre the award of Largest Company of Paraná, in the “500 Maiores do Sul” survey held by Revista Amanhã. The companies listed among the largest were selected based on public information in their financial statements. Amanhã’s ranking is based on an exclusive indicator created by PricewaterhouseCoopers and by the magazine, called “Weighted Value of Greatness” (“Valor Ponderado de Grandeza”), which also considers corporate profits, in addition to the shareholders' equity and net revenue.

2. Financial Performance

The analyzes below refer to the fourth quarter of 2018 and to the accumulated of year compared to the same period of 2017.

2.1 Operating Revenues

In 4Q18, net operating revenue totaled R$3,671.1 million, down 6.1% from R$3,910.7 million in 4Q17. This decrease is mainly due to (i) the negative R$55.0 million in result of “sectorial assets and liabilities result” in 4Q18, over a positive R$381.1 million in 4Q17, resulting from lower costs with electricity purchased for resale, mainly due to the lower hydrological deficit (18.1% in 4Q18 vs. 30.7% in 4Q17) and the lower average spot price (PLD) in the period (R$158.24/MWh in 4Q18 vs. R$398.09/MWh in 4Q17); and (ii) the 17.3% decrease in “electricity sales to distributors” given that TPP Araucária dispatched 195.2 GWh in 4Q17, while in 4Q18 there was no dispatch.

These effects were partially offset by the 17.4% increase in “electricity sales to distributors”, due to the 6.1% increase in the volume of energy sold to final consumers - notably the consumption of the industrial free market of Copel GeT and Copel Com, up 26.0% over 4Q17 - and Copel Distribuição’s tariff adjustment, effective as of June 24, 2018, which adjusted the electric energy tariff (TE) by 15.61%.

The following are also noteworthy:

(i)           69.4% increase in “distribution of piped gas” revenue, mainly due to the 44.6% increase in natural gas consumption and the tariff adjustment applied in 2018;

(ii)          43.2% increase in “other operating revenues”, especially due to the 51.3% increase in revenue from equipment and structures leases and rents, mainly due to the receipt of a legal dispute favoring Copel Dis;

(iii)         17.1% increase in “telecommunications revenues” due to the expansion of the service to new clients; and

(iv)         the “use of the main distribution and transmission grid”, with a 1.4% improvement, mainly due to the 1.8% growth in the grid market, Copel Dis’ tariff adjustment (16.42% increase in TUSD from June 24, 2018), partially offset by the decrease in TUST’s revenue in the quarter as a result of an adjustment by Aneel in the RBSE calculations referring to contract no. 060/2001 and the reduction of 50% of APR in contract no. 075/2001 as provided for in the agreement.

Year-to-date, the net operating revenues increased by 6.5%, mainly reflecting the 172.0% increase in eletricity sold to free customers of Copel Comercialização and the energy tariff (TE) adjustments of Copel Distribuição - 10.28% and 15.61% in June 2017 and June 2018, respectively, positively impacting the revenues from ‘electricity sales of customers’, up 18.5%. The following increases were also noteworthy: +22.5% in revenues from ‘distribution of piped gas’ and +18.5% in ‘telecommunications revenues’, due to the 2.9% improvement in the gas market and the expanded base of Copel Telecom’s customers, respectively.

This growth was partially offset by the decrease of (i) 12.9% in the ‘electricity sales of distributors’ revenue due to the lower average PLD (R$287.62 in 2018 vs. R$318.15 in 2017) and by UTE Araucária not having dispatched energy in 2018, while in 2017, the plant traded 195.2 GWh; and (ii) 4.1% in the ‘use of the main distribution and transmission grid’, mainly reflecting the recognition, in 1Q17, of R$183.0 million arising from the remeasurement of transmission assets referring to RBSE in the concession agreement 060/2001.

2.2 Operating Costs and Expenses

In 4Q18, operating costs and expenses fell 13.8%, totaling R$3,120.1 million, mainly due to the 22.8% decrease in “electricity purchased for resale”, mainly due to i) the improved hydrological scenario, with GSF major (81.9% in 4Q18 vs. 69.3% in 4Q17) and the lower average PLD (R$158.24/MWh in 4Q18 vs. R$398.09/MWh in 4Q17), and (ii) the lower volume of eletricity purchased in bilateral agreements; partially offset by the higher US dollar prices in 4Q18 (R$3.81 vs. R$3.25 in 4Q17), incurring on the energy supplied by Itaipu.

This decrease in costs was also significantly impacted by the lower “provisions and reversals” (R$35.2 million provisioned in 4Q18 vs. R$268.4 million in 4Q17), specially due to the reversal of R$92.7 million, related to an indemnification lawsuit against third parties on alleged damages by the implementation of hydroelectric project, and the 29.2% decrease in the provision for labor lawsuits litigation, partially offset by a R$34.6 million impairment loss, of which R$58.3 million was provisioned at the Colíder HPP, due to the postponement of the start-up of this plant, and the R$32.8 million reversal in the Bento Miguel Wind Complex, resulting from an increase in generation estimate. The following table sets forth the amounts related to impairment.

PMSO costs, excluding estimated losses, provisions and reversals, increased 3.8%, mainly due to a provision referring to the deactivation of equipment infrastructure in Copel Telecom clients over the year, impacting the line of “other costs and operating expenses”, partially offset by the 9.9% decrease in “personnel and management”, due to the R$20.2 million reversal related to employees who declined the Indemnification for Voluntary Dismissal (PDI).

Disregarding the effect of the provision for indemnification related to PDI (reversal of R$20.2 million in 4Q18 and provision of R$22.5 million in 4Q17), personnel costs remained practically stable with an increase of 0.2%, remaining below the accumulated inflation of 3.7% in the last 12 months.

The following variations are also noteworthy:

(i) 99.0% decrease in costs with “materials and suppliers for power electricity”, since TPP Araucária did not dispatch energy in 4Q18, while in 4Q17 the plant generated 195.2 GWh;

(ii) 46.9% increase in “charges of the main distribution and transmission grid”, mainly reflecting the effect of CCEE’s decision in 4Q17 to transfer the surplus of resources accumulated in CONER to the market (affecting the ESS), as well as the higher costs with the use of the system - basic network, due to the TUST readjustment in June 2018 and the readjustment of Itaipu’s electric energy transmission tariff; and

(iii) 100.7% increase in “natural gas and suppliers for the gas business”, mainly due to the exchange rate change and the increase of 44.6% in the consumption of natural gas.

In 2018, operating costs and expenses totaled R$12,676.6 million, up 5.8%. This is mainly due to (a) the 65.3% increase in “charges of the main distribution and transmission grid”, mainly from higher expenses with charges to use the system - basic network, given the TUST adjustment in June 2018 and 2017 (when the indemnity referring to RBSE-related assets became part of the RAP, while in 2018 the impact was on the full year); (b) the 3.2% increase in “electricity purchased for resale”, due to (i) the purchase of 4,101 GWh by Copel Comercialização in 2018 (higher than the 2,644 GWh in 2017), and (ii) the higher exchange rate of US dollar in 2018 (R$3.86 over R$3.19 in 2017), focusing on the electric energy supplied by Itaipu; and (c) the 33.3% increase in natural gas expenses due to the market growth of Compagas.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

2.4 EBITDA

In 4Q18, earnings before interest, taxes, depreciation and amortization reached R$756.6 million, up 45.0% over the R$521.7 million in 4Q17. This increase is mainly explained by (i) the improvement in hydrological conditions in the last quarter of 2018 vs. 2017, the average GSF was 81.9% (vs. 69.3% in 4Q17) and the average PLD was R$158.24/MWh (vs. R$398.09/MWh in 4Q17); (ii) the decreased provisions and reversals (R$35.2 million provisioned in 4Q18 vs. R$268.4 million in 4Q17), mainly due to the reversal of civil and administrative lawsuits, totaling R$80.7 million, and to the 29.2% decrease in the provision for labor lawsuits; and (iii) a 6.1% increase in the volume of energy sold to final consumers, which increased the revenues from “electricity sales of customers”.

This growth was partially offset by (i) the 17.3% decrease in “electricity sales of distributors”, since TPP Araucária dispatched 195.2 GWh in 4Q17, while in 4Q18 there was no dispatch, and (ii) the 35.2% increase in “charge of the main distribution and transmission grid”, mainly reflecting the effect of CCEE’s decision in 4Q17 to transfer the surplus of resources accumulated in CONER to the market (affecting the ESS), as well as the higher costs with the use of the system - basic network, due to the TUST readjustment in June 2018 and the readjustment of Itaipu’s electric energy transmission tariff.

EBITDA was also impacted by non-recurring events, with a reversal of R$92.7 million related to an indemnification action against third parties on alleged losses caused by the implementation of a hydroelectric project. Excluding the extraordinary effects, adjusted EBITDA in 4Q18 would be R$692.7 million, 0.6% higher than in the same period of the previous year, while in the last year accumulated R$3,086.3 million, growth of 9.8% compared to 2017.

Also, excluding the effects of the equity income, the adjusted EBITDA of 4Q18 would be R$681.9 million, an amount 6.3% above the R$641.2 million recorded in 4Q17. Already in the accumulated of the year would be R$2,950.4 million, an increase of 8.9%.

2.5 Financial Result

In 4Q18, the financial result was a negative R$137.6 million vs. the negative R$230.5 million in the 4Q17. The result reflects the 10.7% improvement in financial revenues, mainly due to the updating of the Cost Variation Account (CVA) and a 20.0% reduction in financial expenses, mainly due to the lower amount spent on “PIS/Pasep e Cofins on interest on equity” due to the lower interest on equity (IOC) received by Copel Holding from its subsidiaries.

These effects were partially offset by the lower income and monetary change on CRC transfers, due to the IGP-DI change in the period (-1.33% in 4Q18 vs. 1.65% in 4Q17).

2.6 Consolidated Net Income

In 4Q18, Copel recorded net income of R$390.8 million, amount 3 times higher than the R$133.3 million registered in the same period of 2017. In the accumulated of 2018, the net profit increased 29.1%, closing the period in R$1,444.0 million.

2.7 Consolidated Income Statement

18

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2017 are described below. Additional information can be found in the Notes to our Financial Statement.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On December 31, 2018, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$2,292.7 million, 82.0% up than the R$1,259.7 million recorded on December 2017. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 75% and 101% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities.

The State of Paraná requested the Company and the Board of Directors approved, on June 16, 2016, subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement, which contemplates: (i) from April to December 2016, a total grace period for principal and interest payments; and (ii) from January to December 2017, a grace only the principal amount, but with monthly interest payments. The other clauses would be maintained, including the maintenance of the current correction and interest rates, thus not affecting the overall net present value of said agreement.

The Company's management and the State of Paraná formalized the Fifth Amendment on October 31, 2017. The State of Paraná complied with the agreed terms and made the payments of the monthly installments of interest estimated until December 2017. After the grace period, the State of Paraná has been complied with payments under the contracted conditions, leaving 76 monthly installments. The current balance of the CRC is R$1,445.0 million.

will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On December 31, 2018, the Company had a net asset of R$582.3 million. More detail in our Financial Statements (Note 9).

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission, distribution and distribution of natural gas activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$625.8 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$783.0 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$753.8 million) and (d) the gas distribution concession agreement - Compagas (R$322.3 million) and (e) to the electricity generation concession contract due to the expiration of the concessions of the HPP GPS and HPP Mourão I (R$65.8 million). As of December 31, 2018, the balance of the account totaled R$2,550.7 million. More details in our Financial Statements (NE n ° 10).

Contract Assets

With CPC 47/IFRS 15 coming into effect on January 1, 2018 and bringing the concept of “contract assets” referring to the receipt rights conditioned to the compliance with obligations to operate and maintain the infrastructure and not only by the passage of time (concept “financial asset”), the Company changed the classification for agreement assets of the part related to assets of the concession of distribution of electric energy, distribution of piped gas and transmission of electric energy, now classifying as “contract assets” the construction works for distribution of electric energy and piped gas during the construction period (reclassification of ongoing intangible assets to contract assets) and changed the classification to contract assets of the part related to RBSE assets ratified for receipt after the first RAP cycle that started in July 2017.

On December 31, 2018, the account balance totaled R$3,433.2 million. More details in our Financial Statement (Note 11).

the following jointly controlled ventures: Costa Oeste, Marumbi, and Transmissora Sul Brasileira de Energia. Under this agreement, Copel GeT now holds a 100% interest in Costa Oeste and Marumbi, and Eletrosul holds a 100% interest in Transmissora Sul Brasileira, resulting in a classification change (R$36.7 million in Costa Oeste and R$92.3 million in Marumbi) and a write-off (R$65.5 million in Transmissora Sul Brasileira) of these investments. This result was partially offset by the increased equity income and contributions in the period.

Investments, Property, Plant and Equipment and Intangible Assets

The balance in ‘investments’ decreased by 7.4% by December 31, 2018, mainly due to the new CPCs, mainly CPC 47/IFRS 15 (Note 4.18.3), changing the classification of the balance of the financial asset of the jointly controlled ventures to contract asset, as of January 1, 2018, with a decrease in its measurement of R$200.6 million, as well as the Shares Exchange Agreement signed on August 30, 2018 by Copel GeT and Eletrosul in

The ‘Property, Plant and Equipment’ increased 10.3% due to the start-up of new assets, according to the Company’s investment program, net of depreciation for the period. The ‘Intangible’ decreased 6.6%, mainly because of the initial adoption of CPC 47/IFRS 15, as of January 1, 2018, with the balance of construction works in progress transferred to contract assets (Note 11.1).

3.2 Balance Sheet – Assets

R$'000

Assets	Dec-18 (1)	Sep-18 (2)	Dec-17 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	**6.677.846**	**5.626.758**	**5.701.834**	**18,7**	**17,1**
Cash and cash equivalents	1.948.409	857.862	1.040.075	127,1	87,3
Bonds and securities	124.862	1.380	1.341	-	-
Collaterals and escrow accounts	203	73.795	59.372	(99,7)	(99,7)
Customers	2.944.091	3.076.031	2.733.240	(4,3)	7,7
Dividends receivable	76.672	61.316	80.815	25,0	(5,1)
CRC transferred to the State of Paraná	190.876	186.701	167.109	2,2	14,2
Sectorial financial assets	421.184	408.091	171.609	3,2	145,4
Account receivable related to concession	53.177	134.640	149.744	(60,5)	(64,5)
Contract Assets	85.019	-	-	-	-
Other current receivables	363.250	391.938	409.351	(7,3)	(11,3)
Inventories	116.285	116.842	110.559	(0,5)	5,2
Income tax and social contribution	152.157	109.730	501.685	38,7	(69,7)
Other current recoverable taxes	160.842	174.984	198.232	(8,1)	(18,9)
Prepaid expenses	40.819	33.219	39.867	22,9	2,4
Related parties	-	229	38.835	-	-
NON-CURRENT	**29.252.254**	**29.324.619**	**27.460.543**	**(0,2)**	**6,5**
Long Term Assets	**10.014.260**	**9.506.554**	**8.607.626**	**5,3**	**16,3**
Bonds and securities	219.434	220.911	218.322	(0,7)	0,5
Other temporary investments	19.511	18.543	18.727	5,2	4,2
Collaterals and escrow accounts	89.555	90.775	75.665	(1,3)	18,4
Customers	162.915	186.658	261.082	(12,7)	(37,6)
CRC transferred to the State of Paraná	1.254.166	1.324.237	1.349.253	(5,3)	(7,0)
Judicial deposits	528.290	574.559	582.529	(8,1)	-
Sectoral financial assets	257.635	478.374	171.609	(46,1)	50,1
Account receivable related to concession	2.497.514	4.977.814	4.429.237	(49,8)	(43,6)
Accounts receivable related to the concession compensation	-	73.419	-	-	-
Contract Assets	3.348.211	-	-	-	-
Other non-current receivables	228.894	201.733	149.416	13,5	53,2
Income tax and social contribution	166.384	83.853	176.480	98,4	(5,7)
Deferred income tax and social contribution	1.007.061	1.044.565	915.492	(3,6)	10,0
Other non-current recoverable taxes	231.400	211.902	116.974	9,2	97,8
Prepaid expenses	3.290	4.945	12.684	(33,5)	(74,1)
Related parties	-	14.266	130.156	-	-
Investments	**2.368.234**	**2.497.182**	**2.570.643**	**(5,2)**	**(7,9)**
Property, plant and equipment, net	**10.840.663**	**10.736.928**	**9.829.450**	**1,0**	**10,3**

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$11,565.4 million on December 31, 2018, an increase of 17,6% compared to the R$9,830.5 million recorded in 2017. This increase reflects, mainly, Copel Holding's 7th issue of debentures (R$600.0 million), Copel GeT's 4th (R$1,000.0 million) and 5th (R$290.0 million) issue of debentures and Copel DIS’s 4th issue of debentures (R$1,000.0 million) and the financing obtained from the BNDES for the Cutia Wind Complex and for the HPP Baixo Iguaçu, partially offset by the amortization of the period.

On December 31, 2018, Copel’s gross debt represented 70.8% of consolidated shareholders’ equity, which at the end of the period was R$16,336.2 million, equivalent to R$59.69 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

At the end of December 31, 2018, the Company had R$1,578.8 million in guarantees and endorsements, as shown below.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end 4Q18, totaled R$3,066.3 million, 1.8% lower than in December 2017 (R$3,123.5 million), distributed in lawsuits of the following natures: civil (R$1,292.2 million), fiscal (R$588.5 million), regulatory (R$866.8 million), labor (R$299.7 million) and employee benefits (R$19.1 million).

3.4 Balance Sheet – Liabilities

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

Copel GeT recorded an EBITDA of R$512.2 million in 4Q18, 4.5 times higher than the R$114.7 million recorded in 4Q17. This result mainly reflects (a) the 85.1% decrease in the “electricity purchased for resale”, mainly due to (i) an improved hydrological scenario (GSF of 81.9% in 4Q18 vs. 69.3% in 4Q17) and the lower average PLD in the period (R$158.24/MWh in 4Q18 vs. R$398.09/MWh in 4Q17), and (ii) the lower volume of energy purchased in bilateral agreements; (b) a reversal of “provisions and reversals” of R$31.0 million (vs. R$185.1 million provisioned in 4Q17) due to the reversal of a provision for civil and administrative lawsuits totaling R$92.7 million, concerning a lawsuit for compensation to third parties for the implementation of a hydroelectric project, partially offset by a R$61.3 million impairment, of which R$58.3 million was provisioned at the Colíder plant, due to the postponement of the start-up of this plant; and (c) the effects of the tariff revision applied as of June 2017 to transmission companies in which Copel GeT has an interest, negatively impacting the equity pickup in 4Q17, over the positive effect of the tariff adjustment in June 2018.

These effects were partially offset by the 25.5% decrease in “use of the main distribution and transmission grid (TUST)” as a result of tariff readjustments and revisions and the 43.0% increase in “charges of the main distribution and transmission grid”, in accordance with the provision of charges of network transmission made available to the Colíder HPP.

In addition, manageable costs, ex-estimated losses, provisions and reversals, and water use fees decreased by 14.1% and basically reflect the reversal of R$9.0 million related to the employees who gave up on leaving the company by PDI.

Disregarding the effect of the provision for indemnification related to PDI (reversal of R$9.0 million in 4Q18 and provision of R$8.6 million in 4Q17), personnel costs increased 2.7% vs. 4Q17, remaining below the accumulated inflation of 3.7% in the last 12 months.

Net profit was of R$310.8 million in 4Q18, 3.8 times higher than the R$80.8 million recorded in 4Q17.

Copel GeT’s EBITDA increased by 14.8% in 2018, mainly due to the growth of 168.2% in income from equity accounting in the face of the effects of the tariff revision applied, as of June 2017, to transmission companies in which Copel GeT holds an interest, negatively impacting the equity income in 2017, due to the positive effect of the tariff adjustment in June 2018. Also noteworthy is the decreased ‘provisions and reversals’ in 2018.

Excluding the extraordinary effects listed below, Copel GeT’s EBITDA increased by 41.0% in 4Q18 and by 9.0% in 2018.

4.2 Copel Distribuição

Copel Distribuição reported an EBITDA of R$175.9 million in 4Q18, up 58.6% over the R$110.9 million verified in 4Q17, mainly due to the 16.42% increase in TUSD, effective as of June 24, 2018, which, in line with the 1.8% growth in the grid market, contributed to the 2.6% increase in “use of the main distribution and transmission grid”.

In addition, manageable costs, excluding credit losses, provisions and reversals, decreased 6.8% vs. 4Q17, mainly due to (i) the decrease of 7.3% in personnel and management costs, due to the reversal of provision of R$8.0 million related to employees who declined the PDI, partially offset by the salary adjustment of October 2018, (ii) savings in communication, processing and data transmission costs, affecting “third-party services”, and (iii) a 18.3% decrease in “material”, basically related to lower expenses with fuel and parts for vehicles.

Disregarding the effect of the provision for indemnification related to PDI (reversal of R$8.0 million in 4Q18 and provision of R$12.2 million in 4Q17), personnel costs remained basically the same YoY, with an increase of only 0.3%. During this period, accumulated inflation was of 3.7% and salary adjustments were of 3.97% made in October 2018, thus, there was an actual decrease of costs, in line with the decrease in the number of employees. In the last 12 months, there was a reduction of 382 employees at Copel Distribuição.

Also noteworthy was the 22.7% decrease in “provisions and reversals”, basically due to the lower amounts provided for labor lawsuits in 4Q18.

Net profit in 4Q18 was of R$126.7 million, 96.0% higher than the R$64.7 million recorded in 4Q17.

In 2018, Copel Distribuição recorded an EBITDA of R$799.5 million, a 39.5% bigher than 2017. This performance was mainly impacted by tariff adjustment of the distributor and the effort to reduce manageable costs. This improvement was partially offset by the 18.8% increase in provisions, as a result of labor claims collective.

Excluding the extraordinary effects listed below, Copel Distribuição's EBITDA would be R$176.7 million in 4Q18, 14.1% higher than the R$154.9 million reported in 4Q17 . In 2018, EBITDA would be R$893.1 million, 34.2% higher than in 2017 (R$665.7 million).

Compared  EBITDA reported with regulatory EBITDA (R$1.0 billion), the performance was 23.4% down, due to manageable costs are above the tariff coverage. The following are highlighted: PECLD of R$22.9 million above the tariff coverage and accounting R$83.8 million in collective labor lawsuits and R$41.6 million with provisions for the PDI.

Excluding these effects, adjusted EBITDA would be of R$893.1 million, 16.8% lower than the regulatory.

It should be noted that the efforts to reduce the gap between regulatory and actual EBITDA have shown results: the gap decreased from 86% in 2016 to 23% in 2018.

4.3 Copel Telecomunicações

Copel Telecom recorded a negative EBITDA of R$4.2 million in 4Q18. This reflects mainly the provision of R$36.0 million referring to the deactivation of equipment infrastructure in Copel Telecom’s customers throughout the year, partially offset by reduction of 34.7% in the "personal and administrators. "

In view of the effects of the above mentioned the manageable costs, excluding others provisions and reversals, totaled R$99.4 million in 4Q18, growth of 36.2% in relation to 4Q17.

Disregarding the effect of the provision for indemnification related to the PDI, personnel and administrative costs declined by 24.3% compared to 4Q17 and basically reflect the wage policy applied from October 2017 and the reduction of workforce due to internal restructuring, with the transfer of 137 employees to other subsidiaries and of the PDI. The workforce was reduced by of 171 employees in the last 12 months.

Excluding extraordinary events, Copel Telecom's EBITDA in 4T18 was negative at R$6.2 million, compared to the positive R$25.9 million recorded in 4Q17.

In 4Q18 Copel Telecom recorded a loss of R$12.3 million, basically due to the provision for deactivation of equipment infrastructure of customers in 2018.

The following table presents the main indicators of Copel Telecom:

Copel Telecom's EBITDA in 2018 reached R$110.4 million, down 17.4% compared to the performance recorded in 2017. While net income fell 54.8%, totaling R$24.4 million.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 4Q18 is shown in the following table:

5. Investment Program

The following chart shows the investment program carried in 4Q18 and schedule 2019, which was reviewed by the Board of Directors, with the last change in the 184th Ordinary Meeting of the Board of Directors, with an increase of R$26.2 million in the amount initially estimated for SPE Mata de Santa Genebra Transmissão.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,892 GWh in 4Q18, a 0.6% increase. This result was influenced by the increase in consumption by the residential and commercial segments, mainly due to the growth in the number of customers.

The following table shows captive market trends by consumption segment:

For more details visit the Notice to the Market - IR 05/18 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, increased by 1.8% in terms of energy consumption in 4Q18, as illustrated in the following table:

The result was mainly due to the 4.5% increase in the total consumption of the free market in 4Q18, due to the improvement industrial production in the state of Paraná – which increased by 1.7% and 0.3% in October and November, respectively, in comparison with the same months in 2017. The sectors that contributed most to the increase in energy consumption were: (i) food manufacturing, (ii) pulp and paper, and (iii) chemical products.

6.3 Electricity Sales

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização, increased by 6.1% between October and December 2018.

The breakdown of energy sales by consumption segment is illustrated below:

6.4 Total Energy Sold1

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes, and Copel Comercialização totaled 10,944 GWh in the fourth quarter of 2018, an increase of 9.4%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

1 This item may presents a balance different from what was published in the Notice to the Market 05/19, as a result of CCEE's re-balances.

6.5 Energy Flow

Energy Flow – Copel Dis

Energy Flow – Copel GeT

Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

Consolidated Energy Flow (Jan to Dec 18)

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

Sales to Final Customers Average Tariff Copel Distribuição

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 25,294. In December 2018 the Company’s capital was as follows:

7.2 Stock Performance

From January to December 2018, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 69.0% of the Company’s capital. At the end of December 2018, the market value of Copel considering the prices of all markets was R$8,244.2 million.

Copel also accounted for 5.4% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.2%.

On the B3, Copel’s common closed the period at R$29.80, with a positive variation of 39.25%. The PNB shares (CPLE6) closed the period at R$30.55, with a positive variation of 22.44%. In the same period the Ibovespa had positive change of 15.03%.

On the New York Stock Exchange (NYSE), ON shares are traded at Level 1 in the form of ADR’s, under the ticker ELPVY,  in 79% of the trading sessions and closed the period at US$7.71, with a positive variation of 22.38%. Class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$7.83, with a positive variation of 2.62%. Over this period, the Dow Jones Index negative by 5.63%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 32,0% of the trading sessions and closed the period at €7.15, with a negative variation of 13.7%. In the same period the Latibex All Shares index was positive of 10.3%.

The table below summarizes Copel’s share prices in 4Q18.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 2018 year.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

Copel was designated as the provisional operator of the Rio dos Patos plant (1.7 MW of installed capacity and assured power of 1MW average) after the final term of the concession. However, its operation was suspended in September 2014 due to flood damage in June of that year.

On July 5, 2018, the ANEEL through Authorization Resolution No. 7.050 of June 5, 2018 extinguished the concession of the plant without the reversion of the assets to the granting authority, considered unfeasible to the continuity of the service and therefore, freely available to Copel GeT, being the company responsible by demobilization and eventual disposal of the assets.

On December 11, 2018, the Company signed the promissory instrument for the purchase and sale of the remaining assets of the extinguished Rio dos Patos plant, with Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda., under the terms of Authorizing Resolution No. 7050 of June 5, 2018 of Aneel.

Wind Farms Complex

Copel has 24 wind farms in operation constituted in the São Bento Energia wind farms, Copel Brisa Potiguar and Cutia Wind Complex.

The 11 wind farms of São Bento Energia and Brisa Potiguar generated 1,105.4 GWh in 2018, as shown in the following chart:

Copel's largest wind farm, known as Cutia Empreendimentos Eólicos, started operations in 2018. Currently 95% of the 149 wind turbines are in operation (127 in commercial operation and 16 in tests), and the remaining 6 wind turbines will enter into operation of staggered form.

The complex is formed of 13 projects and is divided into two large complexes with a total installed capacity estimated at 312.9 MW: Complexo Cutia is composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso dos Ventos do Nordeste) and Bento Complex Miguel, composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III), located in the State of Rio Grande do Norte.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric plants that will add a total of 405 MW of installed capacity to its generating plant. As of March 28, 2019, the Colíder HPP had a generating unit operating commercially, while the UHE Baixo Iguaçu had two units in operation since February 2019.

In addition of Colíder HPP and Baixo Iguaçu HPP, in August 2018 Copel conquered the right to build Bela Vista SHP (29 MW of installed capacity) predicting the start of works for the first quarter of 2019.

Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction no. 003/2010, Copel GeT was awarded the concession to explore the Colíder HPP for a term of 35 years, from January 17, 2011, the signing date of MME - Colíder HPP Concession Agreement no. 001/11.

The project will be made of a main power house with an installed capacity of 300 MW, sufficient to serve around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in northern of State of Mato Grosso.

The BNDES endorsed the qualification of the Colíder HPP for feasibility analysis of financial support and the financing agreement, in the amount of R$1,041.2 million. The amounts released up to December 31, 2018 total R$1,005.1 million.

Due to force majeure events and government acts, such as fire in the construction site, difficulties related to environmental licensing, supplier delays in equipment delivery and services related to electromechanical assembly services and the construction of the transmission line associated to the plant, the project suffered impacts on its schedule, so that the commercial generation of the plant was delayed, with the first generating unit started the commercial operation in March 2019, and the other units are scheduled to start until May 2019. As a result of these events, there is recorded for this project a balance of estimated losses due to impairment of the asset in the amount of R$731.3 million on December 31, 2018 against R$683.0 million on December 31, 2017. Due to the postponement of the start of operation of the first turbine for March 2019 (in 2017 considered May 2018), and changes in the budget of the work, an additional provision was recognized.

The energy from the Colíder HPP was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, restated by the IPCA inflation index to R$169.52 on December 31, 2018. A total of 125 average-MW was traded, to be supplied beginning January 2015, for 30 years. Copel GeT filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. The request was not accepted in first instance; however, the Company exercised its right to appeal and filed a motion for rehearing, which was denied on March 14, 2017. As Copel GeT does not agree with the decision, it filed another motion for rehearing, which was denied on a final basis on July 4, 2017. Not agreeing with the decision, Copel GeT again requested the reconsideration, which was definitively denied on July 4, 2017. Copel GeT filed on December 18, 2017 an ordinary action with the Judicial Court requesting the reversal of the agency's decision and on April 6, 2018, the Federal Court of the 1st Region fully granted the advance notice of appeal required by Copel GeT in the Instrument of Appeal to exempt it from any liens, charges or restrictions due to the displacement of the schedule of implementation of the HPP Colíder.

Copel GeT has been honoring energy supply agreements as follows:

• from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

• In June 2016: partial reduction through Bilateral Agreement

• from July 2016 to December 2018: with a reduction of all Energy Commercialization Agreements in the Regulated Environment - CCEARs, through a Bilateral Agreement and participation in the New Energy MCSD.

The assured power of 177.9 average MW of the plant, established by Ordinance MME nº 258, on December 21, 2016, was increased to 178.1 average MW, according to MME Ordinance No. 213 / SPC, of July 14 2017.

Baixo Iguaçu Hydroelectric Power Plant

Copel holds a 30% interest in the Consórcio Baixo Iguaçu (CEBI). The purpose of the consortium is to build and operate the HPP Baixo Iguaçu, with an installed capacity of 350.2 MW and assured power of 171.3 average-MW located on the Iguaçu river, between the cities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná. With an estimated total investment of R$2.5 billion, the commercial generation of units 1 and 2 began in February 2019 and unit 3 is scheduled for March 2019.

Work on the construction site began in July 2013, with the excavation of the generation circuit, the earthworks of the construction site and the construction of the housing areas. The original schedule was changed due to the suspension of the Installation License, according to the ruling of the Regional Federal Court of the 4th Region (TRF-RS), which occurred on June 16, 2014, and paralyzed the construction works from July of that year. In March 2015, a ruling authorizing the resumption of the construction works was issued. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) enforced additional constraints on the environmental licensing, which prevented the immediate resumption of the construction work. CEBI submitted to the Environmental Institute of Paraná (IAP) all the necessary information to comply with these constraints and, in August 2015, the license was issued. After the measures discussed and agreed with the Developer Consortium, on February 1, 2016, the construction work was fully resumed.

In August 2016, Aneel issued the 2nd Amendment to the Concession Agreement, in order to formalize the redefinition of HPP Baixo Iguaçu’s schedule, as well as its final closing date, acknowledging, in favor of CEBI, an exemption of liability for the delay in the implementation of the project for a period corresponding to 756 days, recommending to the MME the extension of the term of the grant and establishing that the CCEE must postpone the beginning of the supply period of the CCEARs for the period of the recognized exemption of liability.

On November 7, 2017, Aneel recognized an additional 46 days of exclusion of liability for the delay in the implementation of the Baixo Iguaçu HPP, barring any penalties and contractual, commercial or regulatory obligations arising from the delay. The project already had 746 days of exclusion of liability; therefore, its concession term will now expire on October 30, 2049 and supply of the Energy Commecialization Agreements shall begin on November 12, 2018.

On December 18, 2018, the filling of the reservoir was completed, which enabled the start of the commercial operation of the first two generating units in February 2019.

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 312.9 MW, as follows:

Currently 95% of the 149 wind turbines are in operation (127 in commercial operation and 16 in tests), and the remaining 6 wind turbines will enter in a staggered way.

The Copel wind farm named Cutia and is divided into two large complexes:

• Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh updated by the variation of the IPCA to R$183.26 in December 31, 2018. Starting in the last fortnight of December 2018, the wind farms started the commercial operation in a stepped way by aerogenerator; and

• Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 58.1 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 28, 2014, at an average historical price of R$136.97/MWh, updated by the variation of the IPCA to R$179.84 in December 31, 2018. As of January 29, 2019, wind farms began to operate commercially in a staggered form by aerogenerator.

Due to the reviewed impairment in these projects, the balance of estimated losses due to asset impairment were of R$252.5 million on December 31, 2018 (R$167.9 million for Cutia and R$84.6 million for Bento Miguel), over R$322.7 million on December 31, 2017. The reversal of R$70.2 million (R$56.6 million and R$13.6 million for Cutia and Bento Miguel, respectively), observed in both complexes is justified by the increase in the generation estimate, changed to 100% of the P-50 physical guarantee (in 2017, 95% of P-50) and by the changes in the long-term forecast of LDP and the selling price in ACL.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

On August 30, 2018, Copel GeT concluded a Swap Contract of Shares with Eletrosul in the jointly-controlled developments of Costa Oeste Transmissora de Energia SA (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia SA (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia SA (20% Copel GeT and 80% Eletrosul). Under this agreement, Copel GeT now holds 100% interest in the Costa Oeste and Marumbi projects, while Eletrosul now holds a 100% stake in Transmissora Sul Brasileira.

The assumption of 100% of the Costa Oeste and Marumbi's participation in Copel GeT will allow the appropriation of scale gains in the integrated management of these projects with the company's other assets. Business combinations occurred on August 31, 2018, the date of the transfer of shares. More details are in note 1.2 of our DF.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,074 km of transmission lines and 4 substations and will generate RAP of R$234.9 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

SPC Mata de Santa Genebra

On February 25, 2019, all the stages planned for the test run period of the Santa Bárbara d’Oeste substation, belonging to the SPC Mata de Santa Genebra, allowing the operation of this substation under the Commercial Operation regime.

The SPC Mata de Santa Genebra is still awaiting the issue of the Temporary Release Document (TLP - Termo de Liberação Provisória) by the ONS, without prejudice to the Commercial Operation date . The TLP will allow the SPC Mata de Santa Genebra to receive a portion of the Annual Permitted Revenue (APR) related to the Santa Bárbara d’Oeste substation, in the amount of R$10.8 million. The project’s total expected APR is R$233.8 million, of which R$117.1 million related to COPEL's stake, and full receipt is subject to the startup of the other stages of the project, which will enter step by step.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Operating Data

In the distribution business, Copel serves more than 4.6 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV and 138 kV.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In December 2018, the total length of compact-design distribution lines in operation was 10,477 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed December 2018 at 18,255 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's data transmission Copel Telecom and providing the contracted services.

In December 2018, the backbone cable network was 34.2 thousand km, carrying data in ultra-speed and managing an optical ring that serves the 399 municipalities of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 343.4 MW of installed capacity to the Company's portfolio.

Copel, in partnership with others companies is also developing studies in the lower reaches of the Chopim river that will lead to the feasibility of another hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity 459.3 MW:

Gas Exploration and Production (Paraná Gás Exploração e Produção S.A)
On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the terms of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking".

Due to the ruling rendered regarding the Public Civil Action referred to above (in the lower court), issued on June 7, 2017, stating the nullity of the bidding procedure and the respective agreements signed for the areas of the Rio Paraná Basin, and the lack of compliance prospects of the object of ANP’s 12th Round of Bids, the consortium resolved to request to ANP the discharge from its contractual obligations under the 12th Round of Bids without charges to the bidders, with the consequent refund of the signature bonus, reimbursement of the guarantee costs incurred and discharge of the guarantees presented (application filed at ANP on June 6, 2017).

9. Other Information

9.1 Human Resources

Copel’s workforce closed 4Q18 at 7,611 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

At the end of December, Copel Distribuição had 4,637,804 customers, representing a consumer-to-employee ratio of 865. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 159, 07 and 17 employees, respectively.

9.2 Main Operational Indicators

9.3 Conference Call 4Q18 Results

Information about 4Q18 Results Conference Call:

>        Friday, march 29, 2018, at 10:00 a.m. (Brazilian time)

>        Telephone: (+1 646) 843-6054

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	2018	2017
Cash flows from operational activities		
Net income for the period	1.444.004	1.118.255
Adjustments to reconcile net income for the period with cash generated from operating activities	1.204.142	1.067.241
Depreciation and Amortization	749.179	731.599
Unrealized monetary and cambial variation and debt charges - net	767.751	900.610
Result from the business combination carried out with exchange of assets - surplus value	3.769	-
Gain on transmission concession agreement	(268.904)	(129.769)
Sectorial financial assets and liabilities result	(985.344)	(767.040)
Interest - bonus from the grant of concession agreements under the quota system	(85.986)	(82.160)
Gain on remeasurement of the cash flow from the RBSE assets	(82.640)	(361.156)
Result of the adoption of the Special Tax Regularization Program	-	(154.197)
Equity in earnings of investees	(135.888)	(101.739)
Recognition of fair value of assets related to concession compensation	(47.499)	(57.080)
Income tax and social contribution	580.065	379.943
Deferred Income tax and social contribution	(68.072)	(105.257)
Net operating estimated losses, provisions and reversals	306.697	365.539
Appropriation of acturial calculation of post-employment benefits	97.900	97.511
Appropriation of pension and healthcare contributions	151.215	153.069
Creation for research and development and energy efficiency programs	125.369	118.753
Impairment of accounts receivable related to concession	1.536	17
Loss on disposal of contract assets		-
Result of disposal of investment	(8.174)	(28.650)
Fair value in operations of purchase/sale of energy in the captive market	(3.786)	-
Loss on disposal of property, plant and equipment	68.450	64.508
Loss on disposal of intangible assets	28.742	42.740
Decrese (increase) in assets	1.379.853	136.465
Increase (reduction) of liabilities	(998.379)	157.180
Income tax and social contribution paid	(468.552)	(335.087)
Loans and financing - interest due and paid	(289.095)	(532.033)
Debentures - interest due and paid	(501.002)	(622.815)
Net cash generated from operating activities	1.770.971	989.206
Cash flows from investing activities		
Financial investments	(75.804)	48.512
Loans and financing granted to related parties	-	(5.145)
Receipt of loans and financing granted to related parties	117.645	24.985
Acquisitions of contract assets		-
Customers contributions - contract assets		-
Acquisitions of subsidiaries - effect on cash	7.998	-
Disposal of investments		
Additions in investments	(51.557)	(248.243)
Capital reduction of investees	35.280	-
Additions to property, plant and equipment	(1.489.067)	(1.205.508)
Customers contributions - property, plant and equipment	12	-
Additions to intangible assets	(7.589)	(806.240)
Customers contributions - intangible assets	-	125.858
Net cash generated (used) by investing activities	(2.149.153)	(1.581.173)
Cash flows from financing activities		
Loans and financing obtained from third parties	1.314.766	800.044
Issue of Debentures	2.890.283	2.242.521
Payments of principal - loans and financing	(1.126.144)	(971.187)
Payments of principal - debentures	(1.491.667)	(915.005)
Dividends and interest on own capital paid	(300.722)	(506.404)

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement – Copel Distribuição

Income Statement – Copel Telecomunicações

Exhibit III – Financial Statements by Company

Balance Sheet by Company

Assets - Dec-18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**1.487.257**	**3.971.915**	**88.239**	**204.725**	**80.990**	**33.573**	**181.077**	**459.662**	**22.918**	**1.170.320**	**(1.022.830)**	**6.677.846**
Cash and cash equivalents	473.498	634.393	19.208	90.155	42.886	21.516	12.399	330.528	8.823	315.003	-	1.948.409
Bonds and securities	-	-	-	-	-	-	1.302	-	-	123.560	-	124.862
Collaterals and escrow accounts	-	-	-	73	-	-	-	1	-	129	-	203
Customers	310.059	2.364.147	37.090	97.513	30.209	491	131.871	73.685	3.136	-	(104.110)	2.944.091
Dividends receivable	127.323	-	-	-	-	-	-	15.128	-	519.100	(584.879)	76.672
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	190.876	-	190.876
Sectorial financial assets	-	421.184	-	-	-	-	-	-	-	-	-	421.184
Account receivable related to concession	53.177	-	-	-	-	-	-	-	-	-	-	53.177
Other current receivables	74.845	253.023	6.713	1.130	4.765	244	11.015	5.972	2	7.027	(1.486)	363.250
Inventories	27.175	79.325	7.801	1.977	7	-	-	-	-	-	-	116.285
Income tax and social contribution	17.165	85.701	8.013	13.543	-	5.985	9.875	5.722	23	6.130	-	152.157
Other current recoverable taxes	27.405	103.302	9.313	149	-	5.337	14.610	405	-	321	-	160.842
Prepaid expenses	11.939	24.151	101	185	3.123	-	2	1.234	44	40	-	40.819
Related parties	290.542	6.689	-	-	-	-	3	26.987	-	8.134	(332.355)	-
NON-CURRENT	**15.153.496**	**8.359.688**	**1.176.509**	**470.561**	**571.185**	**402.564**	**46.210**	**4.665.526**	**253.088**	**17.972.486**	**(19.819.059)**	**29.252.254**
Long Term Assets	**4.173.405**	**2.968.282**	**88.798**	**466.942**	**23.590**	**88.096**	**43.564**	**173.707**	**253.019**	**1.899.330**	**(164.473)**	**10.014.260**
Bonds and securities	97.819	1.034	-	7.539	-	-	-	109.136	3.906	-	-	219.434
Other temporary investments	-	-	-	-	-	-	-	-	-	19.511	-	19.511
Collaterals and escrow accounts	-	89.555	-	-	-	-	-	-	-	-	-	89.555
Customers	71.191	68.718	23.006	-	-	-	-	-	-	-	-	162.915
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1.254.166	-	1.254.166
Judicial deposits	67.332	300.303	14.995	89	115	13.106	187	323	-	131.840	-	528.290
Sectorial financial assets	-	257.635	-	-	-	-	-	-	-	-	-	257.635
Account receivable related to concession	1.392.232	783.023	-	322.259	-	-	-	-	-	-	-	2.497.514
Accounts receivable related to the concession extension	2.428.442	640.500	-	25.718	-	-	-	-	249.113	-	4.438	3.348.211
Other receivables	36.150	50.510	104	111.227	-	19.414	4.045	-	-	7.444	-	228.894
Income tax and social contribution	647	17.597	-	-	-	-	-	-	-	148.140	-	166.384
Deferred income tax and social contribution	-	705.131	36.179	-	23.475	55.576	39.332	-	-	147.368	-	1.007.061
Other recoverable taxes	76.412	54.276	14.514	-	-	-	-	88	-	86.110	-	231.400
Prepaid Expenses	3.180	-	-	110	-	-	-	-	-	-	-	3.290
Receivables from subsidiaries	-	-	-	-	-	-	-	64.160	-	104.751	(168.911)	-
Investments	**4.599.283**	**1.343**	**-**	**-**	**-**	**7.053**	**2.442**	**1.709.573**	**-**	**16.070.567**	**(20.022.027)**	**2.368.234**
Property, Plant and Equipment, net	**6.295.114**	**-**	**1.071.489**	**-**	**383.994**	**307.323**	**51**	**2.781.664**	**32**	**996**	**-**	**10.840.663**
Intangible Assets	**85.694**	**5.390.063**	**16.222**	**3.619**	**163.601**	**92**	**153**	**582**	**37**	**1.593**	**367.441**	**6.029.097**
TOTAL	**16.640.753**	**12.331.603**	**1.264.748**	**675.286**	**652.175**	**436.137**	**227.287**	**5.125.188**	**276.006**	**19.142.806**	**(20.841.889)**	**35.930.100**

R$'000

Assets - Dec-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**1.053.154**	**3.609.663**	**102.002**	**151.966**	**77.216**	**99.101**	**187.966**	**302.912**	**998.294**	**(880.440)**	**5.701.834**
Cash and cash equivalents	299.234	174.468	31.977	84.079	37.905	51.264	97.068	207.247	56.833	-	1.040.075
Bonds and securities	-	-	-	-	-	-	1.251	-	90	-	1.341
Collaterals and escrow accounts	-	59.146	-	97	-	-	-	-	129	-	59.372
Customers	345.736	2.184.280	44.453	44.161	25.380	39.151	73.027	40.811	-	(63.759)	2.733.240
Dividends receivable	100.193	-	-	-	-	-	2.008	12.966	459.464	(493.816)	80.815
Account receivable related to concession	149.744	-	-	-	-	-	-	-	-	-	149.744
Other current receivables	76.247	307.261	3.100	1.561	4.722	1.284	297	7.979	8.287	(1.387)	409.351
Inventories	29.063	71.653	7.356	2.487	-	-	-	-	-	-	110.559
Income tax and social contribution	6.522	440.040	8.154	19.440	-	7.402	1.773	4.299	14.055	-	501.685
Other current recoverable taxes	18.257	160.547	6.825	-	-	-	11.998	329	276	-	198.232
Prepaid expenses	9.366	21.090	61	141	9.209	-	-	-	-	-	39.867
Related parties	18.792	19.569	76	-	-	-	544	29.281	292.051	(321.478)	38.835
NON-CURRENT	**14.401.871**	**7.919.925**	**952.739**	**480.944**	**598.234**	**407.959**	**20.403**	**2.931.439**	**16.957.672**	**(17.210.643)**	**27.460.543**
Long Term Assets	**3.830.993**	**2.167.690**	**69.543**	**437.056**	**27.885**	**66.859**	**17.703**	**163.135**	**1.967.632**	**(140.870)**	**8.607.626**
Bonds and securities	104.157	1.012	-	7.172	-	-	-	105.981	-	-	218.322
Other temporary investments	-	-	-	-	-	-	-	-	18.727	-	18.727
Collaterals and escrow accounts	-	75.665	-	-	-	-	-	-	-	-	75.665
Customers	111.953	121.363	27.766	-	-	-	-	-	-	-	261.082
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	1.349.253	-	1.349.253
Judicial deposits	84.462	305.075	12.376	49.984	77	10.952	129	307	119.167	-	582.529
Account receivable related to concession	3.372.504	684.206	-	303.668	-	-	-	-	-	-	4.360.378
Accounts receivable related to the concession extension	68.859	-	-	-	-	-	-	-	-	-	68.859
Other receivables	21.604	29.758	104	76.122	-	16.647	-	5.181	-	-	149.416
Income tax and social contribution	632	17.040	-	-	-	-	-	-	158.808	-	176.480
Deferred income tax and social contribution	-	712.976	18.671	-	24.775	39.260	17.574	-	102.236	-	915.492
Other recoverable taxes	57.281	48.986	10.626	-	-	-	-	66	15	-	116.974
Prepaid Expenses	9.541	-	-	110	3.033	-	-	-	-	-	12.684
Receivables from subsidiaries	-	-	-	-	-	-	-	51.600	219.426	(140.870)	130.156
Investments	**4.235.657**	**1.362**	**-**	**-**	**-**	**7.053**	**2.457**	**782.081**	**14.987.607**	**(17.445.574)**	**2.570.643**
Property, Plant and Equipment, net	**6.244.837**	**-**	**866.489**	**-**	**397.786**	**333.889**	**57**	**1.985.562**	**830**	**-**	**9.829.450**
Intangible Assets	**90.384**	**5.750.873**	**16.707**	**43.888**	**172.563**	**158**	**186**	**661**	**1.603**	**375.801**	**6.452.824**
TOTAL	15.455.025	11.529.588	1.054.741	632.910	675.450	507.060	208.369	3.234.351	17.955.966	(18.091.083)	33.162.377

[1] Wind Farms and Copel Renováveis

R$'000

Liabilities - Dec/18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**2.640.071**	**2.459.317**	**143.667**	**133.769**	**124.880**	**42.185**	**137.337**	**586.450**	**15.481**	**1.435.888**	**(1.023.931)**	**6.695.114**
Social charges and accruals	70.223	176.447	18.640	9.313	335	389	1.926	119	40	6.747	-	284.179
Associated companies and parent company	7.414	12.496	-	-	-	-	307	311.246	113	755	(332.331)	-
Suppliers	192.045	897.578	66.492	84.684	4.001	10.568	126.408	139.871	481	2.731	(105.616)	1.419.243
Income Tax and Social Contribution payable	158.907	-	-	-	27.990	-	-	10.794	258	-	-	197.949
Other taxes	90.555	330.026	10.906	11.122	2.210	482	457	5.413	110	152	-	451.433
Loans and financing	682.706	241.186	5.799	-	-	-	-	46.628	8.432	129.401	(1.105)	1.113.047
Debentures	929.543	278.545	8.612	5.919	-	-	-	20.585	-	941.677	-	2.184.881
Dividends payable	368.950	89.486	29.260	19.600	19.083	30.718	-	44.109	5.145	354.203	(584.879)	375.675
Post employment benefits	14.847	41.372	2.136	-	-	-	5	31	-	87	-	58.478
Customer charges due	9.544	70.078	-	-	-	-	-	-	250	-	-	79.872
Research and development and energy efficiency	66.221	196.250	-	-	7.412	2	-	-	544	-	-	270.429
Payables related to concession	5.045	-	-	-	62.813	-	-	-	-	-	-	67.858
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other accounts payable	44.071	125.853	1.822	3.131	1.036	26	8.234	7.654	108	135	-	192.070
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**5.088.718**	**3.963.531**	**482.208**	**106.900**	**473.318**	**23.290**	**6.482**	**1.168.141**	**71.358**	**1.673.993**	**(159.167)**	**12.898.772**
Associated companies and parent company	-	-	-	-	-	-	-	64.161	-	-	(64.161)	-
Suppliers	9.934	-	-	14.908	-	-	-	25.114	-	-	-	49.956
Deferred income tax and social contribution	122.730	-	-	18.795	-	-	-	10.203	7.879	-	(2.187)	157.420
Tax liabilities	165.474	615.611	8.357	-	-	4.174	191	323	-	2.602	-	796.732
Loans and financing	1.230.709	178.408	4.773	-	-	-	-	794.174	55.858	773.984	(103.646)	2.934.260
Debentures	2.588.550	1.478.562	410.302	11.732	-	-	-	247.701	-	596.403	-	5.333.250
Post-employment benefits	252.111	611.010	33.173	6.159	-	450	2.129	386	-	4.867	-	910.285
Research and development and energy efficiency	54.242	249.398	-	-	-	18.666	-	-	-	-	-	322.306
Payables related to the concession	42.987	-	-	-	473.318	-	-	-	-	-	-	516.305
Sectorial financial liabilities	-	96.531	-	-	-	-	-	-	-	-	-	96.531
Other payables	24.379	3.569	-	55.049	-	-	4.015	26.030	-	3.957	(45)	116.954
Tax, social security, labor and civil provisions	597.602	730.442	25.603	257	-	-	147	49	7.621	292.180	10.872	1.664.773
EQUITY	**8.911.964**	**5.908.755**	**638.873**	**434.617**	**53.977**	**370.662**	**83.468**	**3.370.597**	**189.167**	**16.032.925**	**(19.658.791)**	**16.336.214**
Attributable to controlling shareholders	**8.911.964**	**5.908.755**	**638.873**	**434.617**	**53.977**	**370.662**	**83.468**	**3.370.597**	**189.167**	**16.032.925**	**(19.962.080)**	**16.032.925**
Capital	5.528.226	5.235.943	316.098	220.966	35.503	707.440	45.459	2.756.940	119.941	7.910.000	(14.966.516)	7.910.000
Advance for Future Capital Increase	237.000	105.500	147.125	-	-	-	-	1.298.342	-	-	(1.787.967)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	796.442	(20.388)	7.268	(470)	256	313	(973)	1.783	-	785.610	(784.231)	785.610
Legal Reserves	509.888	136.071	21.537	30.044	7.100	-	2.508	8.437	5.384	914.751	(720.969)	914.751
Retained earnigs	1.840.408	451.629	147.711	184.077	-	-	36.474	81.624	63.842	6.422.564	(2.805.765)	6.422.564
Accrued earnings (losses)	-	-	-	-	-	(337.091)	-	(792.283)	-	-	1.129.374	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	**303.289**	**303.289**
TOTAL	16.640.753	12.331.603	1.264.748	675.286	652.175	436.137	227.287	5.125.188	276.006	19.142.806	(20.841.889)	35.930.100

R$'000

Liabilities - Dec-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**1.941.599**	**2.872.432**	**114.511**	**147.743**	**164.574**	**38.386**	**73.107**	**581.110**	**1.057.679**	**(881.227)**	**6.109.914**
Social charges and accruals	81.040	188.369	25.586	8.800	284	291	2.410	210	6.977	-	313.967
Associated companies and parent company	22.561	30.746	5.319	-	-	-	1.101	257.084	3.936	(320.747)	-
Suppliers	177.970	1.129.475	42.392	89.756	3.328	5.539	65.664	233.236	2.096	(65.879)	1.683.577
Income Tax and Social Contribution payable	45.277	-	-	-	36.964	-	22	1.580	2.467	-	86.310
Other taxes	130.256	192.079	9.002	6.583	2.079	1.536	23	3.453	476	-	345.487
Loans and financing	103.003	325.219	5.936	-	-	-	-	29.201	322.092	(785)	784.666
Debentures	947.310	262.246	7.415	25.138	30.370	-	-	20.242	339.341	-	1.632.062
Dividends payable	297.500	98.968	15.405	15.573	24.055	30.718	3.717	28.873	267.988	(493.816)	288.981
Post employment benefits	13.551	37.680	1.900	-	-	-	6	31	57	-	53.225
Customer charges due	8.393	141.632	-	-	-	-	-	-	-	-	150.025
Research and development and energy efficiency	83.642	191.359	-	-	7.467	298	-	-	-	-	282.766
Payables related to concession	4.213	-	-	-	58.411	-	-	-	-	-	62.624
Sectorial financial liabilities	-	192.819	-	-	-	-	-	-	-	-	192.819
Other accounts payable	26.883	81.840	1.556	1.893	1.616	4	164	7.200	249	-	121.405
Provisions for litigation	-	-	-	-	-	-	-	-	112.000	-	112.000
NON-CURRENT	**5.104.056**	**3.204.453**	**457.035**	**87.409**	**449.149**	**22.470**	**1.751**	**665.277**	**1.690.445**	**(140.085)**	**11.541.960**
Associated companies and parent company	-	-	-	-	-	-	-	51.600	-	(51.600)	-
Suppliers	30.105	-	-	13.364	-	-	-	-	-	-	43.469
Deferred income tax and social contribution	132.274	-	-	17.475	-	-	-	6.881	-	-	156.630
Tax liabilities	177.077	618.527	7.933	-	-	3.237	131	306	2.365	-	809.576
Loans and financing	1.673.034	383.783	10.401	-	-	-	-	332.086	664.020	(88.485)	2.974.839
Debentures	2.149.524	741.743	392.766	17.537	-	-	-	261.206	876.140	-	4.438.916
Post-employment benefits	215.059	552.708	32.869	5.658	-	628	1.464	497	3.995	-	812.878
Research and development and energy efficiency	36.235	194.869	-	-	-	18.605	-	-	-	-	249.709
Payables related to the concession	43.181	-	-	-	449.149	-	-	-	-	-	492.330
Sectorial financial liabilities	-	90.700	-	-	-	-	-	-	-	-	90.700
Other payables	22.149	4.098	-	33.223	-	-	-	12.549	830	-	72.849
Tax, social security, labor and civil provisions	625.418	618.025	13.066	152	-	-	156	152	143.095	-	1.400.064
EQUITY	**8.409.370**	**5.452.703**	**483.195**	**397.758**	**61.727**	**446.204**	**133.511**	**1.987.964**	**15.207.842**	**(17.069.771)**	**15.510.503**
Attributable to controlling shareholders	**8.409.370**	**5.452.703**	**483.195**	**397.758**	**61.727**	**446.204**	**133.511**	**1.987.964**	**15.207.842**	**(17.372.432)**	**15.207.842**
Capital	5.459.598	4.746.053	316.098	220.966	35.503	707.440	66.289	1.495.153	7.910.000	(13.047.100)	7.910.000
Advance for Future Capital Increase	54.829	374.000	-	-	-	-	24.070	1.261.785	-	(1.714.684)	-
Equity valuation adjustments	881.136	1.509	5.998	(657)	256	-	(668)	1.646	895.601	(889.220)	895.601
Legal Reserves	464.846	117.233	20.315	25.917	7.100	-	2.508	4.080	844.398	(641.999)	844.398
Retained earnigs	1.548.961	213.908	140.784	151.532	-	-	41.312	40.672	5.557.843	(2.137.169)	5.557.843
Additional proposed dividends	-	-	-	-	18.868	-	-	-	-	(18.868)	-
Accrued earnings (losses)	-	-	-	-	-	(261.236)	-	(815.372)	-	1.076.608	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	**302.661**	**302.661**
TOTAL	**15.455.025**	**11.529.588**	**1.054.741**	**632.910**	**675.450**	**507.060**	**208.369**	**3.234.351**	**17.955.966**	**(18.091.083)**	**33.162.377**

[1] Wind Farms and Copel Renováveis

Income Statement by Company

R$'000

Income Statement 2017	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission										
NET OPERATING INCOME	**2.588.751**	**821.153**	**9.358.664**	**380.550**	**515.563**	**291.597**	**129.084**	**664.495**	**203.221**	**-**	**(928.505)**	**14.024.573**
Electricity sales to final customers	615.249	-	3.953.867	-	-	-	-	115.905	-	-	(3.488)	4.681.533
Electricity sales to distributors	1.935.996	-	666.645	-	-	291.597	128.953	547.989	203.221	-	(598.047)	3.176.354
Use of the main distribution and transmission grid (TUSD/ TUST)	-	673.597	3.144.611	-	-	-	-	-	-	-	(200.267)	3.617.941
Construction revenue	-	136.336	717.351	-	14.314	-	-	-	-	-	-	868.001
Fair value of assets from the indemnity for the concession	-	-	16.199	-	40.881	-	-	-	-	-	-	57.080
Telecommunications	-	-	-	340.821	-	-	-	-	-	-	(31.869)	308.952
Distribution of piped gas	-	-	-	-	460.368	-	-	-	-	-	(5.553)	454.815
Sectoral assets and liabilities result	-	-	718.826	-	-	-	-	-	-	-	-	718.826
Other operating revenues	37.506	11.220	141.165	39.729	-	-	131	601	-	-	(89.281)	141.071
OPERATING COSTS AND EXPENSES	**(1.569.528)**	**(546.510)**	**(9.071.359)**	**(286.363)**	**(309.213)**	**(93.230)**	**(121.883)**	**(654.445)**	**(125.120)**	**(128.389)**	**921.109**	**(11.984.931)**
Energy purchased for resale	(361.227)	-	(5.717.970)	-	-	(27.894)	(788)	(654.026)	(110)	-	596.565	(6.165.450)
Charges of the main distribution and transmission grid	(300.943)	-	(554.805)	-	-	(12.001)	(24.180)	-	(17.364)	-	197.263	(712.030)
Personnel and management	(195.923)	(122.515)	(822.963)	(107.874)	(35.761)	(3.557)	(2.729)	(12.993)	(20.574)	(18.455)	-	(1.343.344)
Private pension and health plans	(35.788)	(22.733)	(154.285)	(14.800)	(3.577)	(133)	(969)	(1.415)	(1.954)	(1.943)	-	(237.597)
Materials	(11.397)	(4.732)	(60.320)	(2.978)	(1.936)	(312)	(376)	(27)	(415)	(631)	-	(83.124)
Raw material and supplies - energy production	(26.809)	-	-	-	-	-	(75.910)	-	-	-	5.359	(97.360)
Natural gas and supplies for gas business	-	-	-	-	(309.542)	-	-	-	-	-	-	(309.542)
Third-party services	(85.676)	(24.609)	(347.393)	(67.612)	(22.670)	(12.167)	(39.524)	(1.280)	(20.292)	(14.265)	113.973	(521.515)
Depreciation and amortization	(265.654)	(7.201)	(285.835)	(39.553)	(28.753)	(27.704)	(23.936)	(9)	(51.751)	(1.203)	-	(731.599)
Provisions and reversals	(110.756)	(80.103)	(252.516)	(11.957)	123.007	-	69.073	(156)	(979)	(93.756)	(7.396)	(365.539)
Construction cost	-	(272.216)	(717.351)	-	(14.314)	-	-	-	-	-	-	(1.003.881)
Other operating costs and expenses	(175.355)	(12.401)	(157.921)	(41.589)	(15.667)	(9.462)	(22.544)	15.461	(11.681)	1.864	15.345	(413.950)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(27.176)**	**93.144**	**-**	**-**	**-**	**-**	**(5.777)**	**(564)**	**(65.670)**	**1.291.434**	**(1.183.652)**	**101.739**
OPERATIONAL EXPENSES / INCOME	**992.047**	**367.787**	**287.305**	**94.187**	**206.350**	**198.367**	**1.424**	**9.486**	**12.431**	**1.163.045**	**(1.191.048)**	**2.141.381**
FINANCIAL RESULTS	**(356.841)**	**(110.394)**	**37.057**	**(18.863)**	**(25.612)**	**(54.254)**	**5.302**	**6.193**	**(84.485)**	**(146.543)**	**-**	**(748.440)**
Income tax and social contribution on profit	30.512	13.313	380.597	11.828	38.821	13.493	7.529	6.515	27.247	181.312	(11.857)	699.310
Deferred income tax and social contribution on profit	(387.353)	(123.707)	(343.540)	(30.691)	(64.433)	(67.747)	(2.227)	(322)	(111.732)	(327.855)	11.857	(1.447.750)
EARNINGS BEFORE INCOME TAXES	**635.206**	**257.393**	**324.362**	**75.324**	**180.738**	**144.113**	**6.726**	**15.679**	**(72.054)**	**1.016.502**	**(1.191.048)**	**1.392.941**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(123.061)**	**(30.515)**	**22.893**	**(21.272)**	**(66.785)**	**(47.893)**	**(7.098)**	**(2.638)**	**(15.441)**	**17.124**	**-**	**(274.686)**
NET INCOME	**512.145**	**226.878**	**347.255**	**54.052**	**113.953**	**96.220**	**(372)**	**13.041**	**(87.495)**	**1.033.626**	**(1.191.048)**	**1.118.255**
Attributed to controlling shareholders	512.145	226.878	347.255	54.052	58.116	67.354	(298)	13.041	(87.495)	1.033.626	(1.191.048)	1.033.626
Attributed to non-controlling interest	-	-	-	-	55.837	28.866	(74)	-	-	-	-	84.629
EBITDA	**1.257.701**	**374.988**	**573.140**	**133.740**	**235.103**	**226.071**	**25.360**	**9.495**	**64.182**	**1.164.248**	**(1.191.048)**	**2.872.980**

[1] Wind Farms and Copel Renováveis

R$'000

Income Statement 4Q18	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission										
NET OPERATING INCOME	**625.204**	**222.676**	**2.345.365**	**105.948**	**170.270**	**77.747**	**399**	**375.073**	**65.398**	**-**	**(316.937)**	**3.671.143**
Electricity sales to final customers	164.745	-	1.232.546	-	-	-	-	82.309	-	-	(1.127)	1.478.473
Electricity sales to distributors	455.205	-	76.685	-	-	77.747	399	292.544	58.328	-	(233.698)	727.210
Use of the main distribution and transmission grid (TUSD/ TUST)	(2.108)	104.485	812.443	-	-	-	-	-	7.070	-	(54.637)	867.253
Construction revenue	-	111.974	216.584	-	4.098	-	-	-	-	-	-	332.656
Fair value of assets from the indemnity for the concession	-	-	15.514	-	(8)	-	-	-	-	-	-	15.506
Telecommunications	-	-	-	104.286	-	-	-	-	-	-	(8.418)	95.868
Distribution of piped gas	-	-	-	-	166.142	-	-	-	-	-	(5.637)	160.505
Sectoral assets and liabilities result	-	-	(54.983)	-	-	-	-	-	-	-	-	(54.983)
Other operating revenues	7.362	6.217	46.576	1.662	38	-	-	220	-	-	(13.420)	48.655
OPERATING COSTS AND EXPENSES	**(312.335)**	**(105.389)**	**(2.247.246)**	**(129.345)**	**(146.828)**	**(24.010)**	**(31.197)**	**(383.630)**	**(14.376)**	**(18.025)**	**292.326**	**(3.120.055)**
Energy purchased for resale	(21.906)	-	(1.206.814)	-	-	(7.146)	-	(381.332)	(375)	-	233.505	(1.384.068)
Charges of the main distribution and transmission grid	(109.086)	-	(266.904)	-	-	(3.422)	(6.328)	-	(6.181)	-	54.355	(337.566)
Personnel and management	(54.929)	(37.826)	(247.668)	(22.248)	(9.527)	(917)	(961)	(3.718)	(2.938)	(802)	-	(381.534)
Private pension and health plans	(9.395)	(6.676)	(41.622)	(3.242)	(1.626)	(56)	(108)	(430)	(173)	(566)	-	(63.894)
Materials	(3.369)	(895)	(15.305)	(535)	(852)	(43)	(25)	(42)	(43)	(287)	-	(21.396)
Raw material and supplies - energy production	-	-	-	-	-	-	(6.392)	-	-	-	5.638	(754)
Natural gas and supplies for gas business	-	-	-	-	(123.687)	-	-	-	-	-	-	(123.687)
Third-party services	(20.064)	(9.518)	(83.123)	(24.880)	(3.447)	(3.042)	(7.556)	(426)	(8.567)	(9.195)	19.301	(150.517)
Depreciation and amortization	(64.065)	(2.590)	(77.776)	(19.227)	(5.724)	(6.356)	(6.748)	(9)	(11.826)	(310)	-	(194.631)
Provisions and reversals	12.611	18.362	(61.903)	(10.674)	(1.824)	-	-	(938)	31.185	(17.025)	(4.995)	(35.201)
Construction cost	(177)	(65.385)	(216.584)	-	(4.098)	-	-	-	(33)	-	(19.616)	(305.893)
Other operating costs and expenses	(41.955)	(861)	(29.547)	(48.539)	3.957	(3.028)	(3.079)	3.265	(15.425)	10.160	4.138	(120.914)
EQUITY IN EARNINGS OF SUBSIDIARIES	**8.306**	**7.051**	**-**	**-**	**-**	**-**	**-**	**(17)**	**10.654**	**374.403**	**(389.549)**	**10.848**
OPERATIONAL EXPENSES / INCOME	**321.175**	**124.338**	**98.119**	**(23.397)**	**23.442**	**53.737**	**(30.798)**	**(8.574)**	**61.676**	**356.378**	**(414.160)**	**561.936**
FINANCIAL RESULTS	**(66.612)**	**(25.930)**	**43.162**	**(4.633)**	**(303)**	**(8.902)**	**1.857**	**1.301**	**(24.380)**	**(53.146)**	**-**	**(137.586)**
Income tax and social contribution on profit	11.595	9.101	104.847	4.224	3.659	570	2.626	1.321	8.905	31.677	(9.553)	168.972
Deferred income tax and social contribution on profit	(78.207)	(35.031)	(61.685)	(8.857)	(3.962)	(9.472)	(769)	(20)	(33.285)	(84.823)	9.553	(306.558)
EARNINGS BEFORE INCOME TAXES	**254.563**	**98.408**	**141.281**	**(28.030)**	**23.139**	**44.835**	**(28.941)**	**(7.273)**	**37.296**	**303.232**	**(414.160)**	**424.350**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(75.351)**	**(28.249)**	**(14.541)**	**15.258**	**318**	**(14.635)**	**16.316**	**2.494**	**(13.082)**	**69.557**	**8.383**	**(33.532)**
NET INCOME	**179.212**	**70.159**	**126.740**	**(12.772)**	**23.457**	**30.200**	**(12.625)**	**(4.779)**	**24.214**	**372.789**	**(405.777)**	**390.818**
Attributed to controlling shareholders	179.212	70.159	126.740	(12.772)	11.963	21.140	(10.100)	(4.779)	(86.337)	372.789	(405.777)	372.789
Attributed to non-controlling interest	-	-	-	-	11.494	9.060	(2.525)	-	-	-	-	18.029
EBITDA	**385.240**	**126.928**	**175.895**	**(4.170)**	**29.166**	**60.093**	**(24.050)**	**(8.565)**	**73.502**	**356.688**	**(414.160)**	**756.567**

[1] Wind Farms, Costa Oeste SPC and Marumbi SPC.

R$'000

Income Statement 4Q17	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission										
NET OPERATING INCOME	627.512	196.857	2.605.556	100.299	145.782	72.551	128.001	299.632	43.697	-	(309.223)	3.910.664
Electricity sales to final customers	158.006	-	1.057.154	-	-	-	-	44.781	-	-	(1.026)	1.258.915
Electricity sales to distributors	460.445	-	118.852	-	-	72.551	128.000	254.653	43.697	-	(198.355)	879.843
Use of the main distribution and transmission grid (TUSD/ TUST)	-	137.509	792.016	-	-	-	-	-	-	-	(74.206)	855.319
Construction revenue	-	56.840	216.343	-	3.008	-	-	-	-	-	-	276.191
Fair value of assets from the indemnity for the concession	-	-	6.179	-	42.476	-	-	-	-	-	-	48.655
Telecommunications	-	-	-	89.534	-	-	-	-	-	-	(7.637)	81.897
Distribution of piped gas	-	-	-	-	100.298	-	-	-	-	-	(5.553)	94.745
Sectoral assets and liabilities result	-	-	381.121	-	-	-	-	-	-	-	-	381.121
Other operating revenues	9.061	2.508	33.891	10.765	-	-	1	198	-	-	(22.446)	33.978
OPERATING COSTS AND EXPENSES	(575.341)	(185.478)	(2.565.952)	(87.187)	69.197	(28.608)	(115.821)	(285.662)	(50.925)	(102.411)	310.064	(3.618.124)
Energy purchased for resale	(147.468)	-	(1.537.746)	-	-	(10.669)	-	(294.315)	(11)	-	197.933	(1.792.276)
Charges of the main distribution and transmission grid	(76.275)	-	(213.018)	-	-	(3.171)	(6.150)	-	(5.068)	-	73.910	(229.772)
Personnel and management	(66.553)	(41.141)	(267.143)	(34.047)	(11.963)	(897)	(842)	(3.997)	(6.626)	9.859	-	(423.350)
Private pension and health plans	(9.641)	(6.044)	(40.177)	(3.961)	(1.358)	(52)	(713)	(410)	(656)	927	-	(62.085)
Materials	(2.346)	(1.279)	(18.731)	(1.152)	(446)	(49)	(100)	(3)	(29)	(155)	-	(24.290)
Raw material and supplies - energy production	(6.506)	-	-	-	-	-	(73.823)	-	-	-	5.359	(74.970)
Natural gas and supplies for gas business	-	-	-	-	(61.628)	-	-	-	-	-	-	(61.628)
Third-party services	(23.199)	(6.986)	(89.069)	(18.807)	(5.393)	(2.984)	(8.029)	(302)	(6.252)	(3.602)	28.600	(136.023)
Depreciation and amortization	(65.125)	(1.653)	(71.298)	(10.813)	(7.260)	(6.826)	(5.986)	(2)	(12.941)	(304)	-	(182.208)
Provisions and reversals	(137.037)	(48.056)	(80.037)	(3.366)	128.012	-	-	(94)	(14.700)	(113.173)	99	(268.352)
Construction cost	-	(78.420)	(216.343)	-	(3.008)	-	-	-	-	-	-	(297.771)
Other operating costs and expenses	(41.191)	(1.899)	(32.390)	(15.041)	32.241	(3.960)	(20.178)	13.461	(4.642)	4.037	4.163	(65.399)
EQUITY IN EARNINGS OF SUBSIDIARIES	(61.194)	45.522	-	-	-	-	(65)	2	(61.316)	247.335	(123.326)	46.958
OPERATIONAL EXPENSES / INCOME	(9.023)	56.901	39.604	13.112	214.979	43.943	12.115	13.972	(68.544)	144.924	(122.485)	339.498
FINANCIAL RESULTS	(76.858)	(24.457)	1.035	(6.440)	(29.501)	(21.780)	(166)	567	(27.062)	(45.059)	(739)	(230.460)
Income tax and social contribution on profit	6.180	2.762	68.784	3.627	17.521	(5.585)	521	585	5.735	57.030	(4.454)	152.706
Deferred income tax and social contribution on profit	(83.038)	(27.219)	(67.749)	(10.067)	(47.022)	(16.195)	(687)	(18)	(32.797)	(102.089)	3.715	(383.166)
EARNINGS BEFORE INCOME TAXES	(85.881)	32.444	40.639	6.672	185.478	22.163	11.949	14.539	(95.606)	99.865	(123.224)	109.038
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	105.688	28.517	24.024	1.456	(68.505)	(6.553)	(26.327)	(4.908)	(3.441)	(25.716)	-	24.235
NET INCOME	19.807	60.961	64.663	8.128	116.973	15.610	(14.378)	9.631	(99.047)	74.149	(123.224)	133.273
Attributed to controlling shareholders	19.807	60.961	64.663	8.128	59.656	10.927	(11.502)	9.631	(99.047)	74.149	(123.224)	74.149
Attributed to non-controlling interest	-	-	-	-	57.317	4.683	(2.876)	-	-	-	-	59.124
EBITDA	56.102	58.554	110.902	23.925	222.239	50.769	18.101	13.974	(55.603)	145.228	(122.485)	521.706

[1] Wind Farms, Copel Renováveis and Copel Participações

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 29, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.